November 15, 2021

VIA EDGAR

Edwin Kim

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:    DoubleVerify Holdings, Inc.
          Registration Statement on Form S-1
          (File No. 333-261075)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of DoubleVerify Holdings, Inc. (the “Company”) for acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-261075) (the “Registration Statement”) of the Company. We respectfully request that the Registration Statement become effective as of 3:00 p.m., Eastern Time, on November 17, 2021, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Debevoise & Plimpton LLP, may orally request via telephone call to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus included in the above-named Registration Statement to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance in this matter.

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Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC

As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC,

By:	/s/ Ilana Foni
Name: Ilana Foni
Title: Vice President

GOLDMAN SACHS & CO. LLC,

By:	/s/ William D. Connolly III
Name: William D. Connolly III
Title: Managing Director

[Signature page to Underwriters’ Acceleration Request Letter]